UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-14974

THOMSON

46, quai Alphonse Le Gallo

92100 Boulogne-Billancourt

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: December 10, 2009	Title:	Corporate Secretary

PRESS RELEASE

Thomson makes its ‘sauvegarde’ restructuring plan public

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The Thomson ‘sauvegarde’ restructuring plan (“The Restructuring Plan”) was made available on 4 December 2009 to its creditors and is now published on the Company’s website

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The Restructuring Plan is based on the terms agreed by a majority of its senior creditors on 24 July 2009 with certain adjustments, including the potential one year extension of the maturity of the ORA, the finalization of the financial covenant levels, the upsizing of the receivables financing flexibility and the treatment of the TSS

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Thomson’s creditors have been convened to vote on the Restructuring Plan on 21 December 2009 (lenders under the syndicated credit facility) and on 22 December 2009 (noteholders)

Paris, 9 December 2009  Thomson S.A. (The Company) (Euronext 18453; NYSE: TMS) confirms today that, further to its announcement on 30 November 2009, it made its Restructuring Plan available to creditors on 4 December 2009. The Restructuring Plan is now available on the Company’s website in French and English in the Investor Center section of Thomson’s website http://www.thomson.net. The documentation appended to the Restructuring Plan and the internal rules of the creditors’ committees can be accessed by the Company’s noteholders through the Administrateur Judiciaire’s office (Me Hélène Bourbouloux/helene.bourbouloux@fhbx.eu and Me Gaël Couturier/gael.couturier@fhbx.eu). Other creditors have been sent the documentation appended to the Restructuring Plan and the internal rules of the creditors’ committees by registered mail on 4 December 2009.

The Thomson Restructuring Plan is based on the terms agreed by a majority of Thomson’s senior creditors on 24 July 2009. Under the Restructuring Plan, Thomson’s gross senior debt level outstanding under its syndicated credit facility and private placement notes of €2,8391 million would be reduced by 45% to €1,550 million and would take the form of a reinstated debt with modified terms and lengthened maturities.

1 All amounts presented are based on the exchange rates assumed in the restructuring plan of 1.30$ / 1.00€ and 1.10€ / 1.00£

The €1,289 million senior debt reduction would be implemented as follows:

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a capital increase of approximately €348 million through the issuance of approximately 527 million ordinary shares of the Company at a price of €0.66 per share; such capital increase will be implemented through a 2 to 1 rights issue, fully backstopped by Thomson’s senior creditors, and open to all existing shareholders, subject to securities laws that will restrict participation by investors in certain jurisdictions including the United States;

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the issuance to senior creditors of approximately €641 million of notes mandatorily redeemable into approximately 971 million ordinary shares of Thomson (ORA) maturing in December 2010 and December 2011 and bearing a 10% paid-in-kind interest. ORA holders will be entitled to defer conversion by a further period of one year to December 2011 and December 2012 respectively (in which case the 10% paid-in-kind interest will no longer be due); existing shareholders will be offered the opportunity to subscribe for €75 million of the ORA subject to securities laws that will restrict participation by investors in certain jurisdictions including the United States;

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the issuance to senior creditors of up to €300 million disposal proceeds notes (DPN) maturing in December 2010, and bearing a 10% paid-in-kind interest to be redeemed in cash by Thomson with the proceeds from the ongoing disposals, notably Grass Valley, PRN and Screenvision to the extent completed prior to maturity, with any shortfall to be made up through the issuance of ordinary shares of Thomson to DPN holders at the then prevailing market price or available cash, at the option of Thomson2.

Depending on their level of participation in the related rights issue and the ORA, Thomson’s existing shareholders will be able to retain up to 51%3, and no less than 15%3, of the Company’s share capital on a fully diluted basis.

The Restructuring Plan also provides for €400 million of cash to remain on Thomson’s balance sheet following its implementation, adjusted for seasonality. In addition, under the Restructuring Plan, Thomson would have the flexibility to access further liquidity by entering into up to €200 million of receivables backed financing facilities. Thomson is in discussion with several parties with regards to the provision of such receivables financing facilities.

2 The total issuance amounts for ORA and DPN may be adjusted depending on the level of cash at closing, in accordance with the terms of the Restructuring Plan. Further detail regarding the terms and conditions of the rights issue, the ORA, the 75 millions ORA offer to shareholders,  the DPN and the reinstated debt is available in the Restructuring Plan posted on the Company website.

3 Before taking into account potential share issuance to repay the DPN and assuming no exercise by Thomson of its option to redeem part of the ORA in cash

Lastly, under the Restructuring Plan, the TSS holders will receive a payment of €25 million in cash in full satisfaction for all rights to any payments (other than as to principal) attached to the TSS. Following implementation of the Restructuring Plan, the only remaining rights of the TSS would be with regards to the repayment of its principal in the event of a dissolution or full liquidation of the Company. In particular, in the future, the Company would be able to pay dividends or make distributions to its shareholders without any right of the TSS to receive a payment of any coupon. The principal amount of any TSS outstanding will not be affected by the Restructuring Plan and will continue to be accounted for as equity on the Company's consolidated balance sheet in accordance with IFRS.

As announced on 30 November 2009, the ‘sauvegarde’ will proceed on the following timetable:

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14 December 2009: Convening (‘Avis de réunion’) of the ordinary and extraordinary general meeting of shareholders (EGM).

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21 December 2009: Lenders under the syndicated facility to vote on the Restructuring Plan. The vote will take place at the Centre de Conférences Coeur Défense and to be entitled to vote, lenders must be registered in the Company's books as of 13 December 2009 at the latest and remain holders of their debt until the date of the vote (inclusive). They (or their representatives) will also have to sign an affidavit of ownership.

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22 December 2009: noteholders to vote on the ‘Restructuring Plan. The vote will take place at the Centre de Conférences Coeur Défense and to be entitled to vote, noteholders must either be registered in the Company's books as of 17 December 2009 at the latest and remain holders of their notes until the date of the vote (inclusive), or, as regards bearer notes (TSS), send by 17 December 2009 at the latest a certificate delivered by an authorised financial intermediary confirming they will hold the notes until the date of the vote (inclusive). They (or their representatives) will also have to sign an affidavit of ownership.

According to the internal rules of the noteholders’ committee established by the Administrateur Judiciaire, the voting rights will be calculated on the basis of the debts affected by the Restructuring Plan. In particular, the amount for which the holders of TSS will be admitted to vote will be determined taking into account the TSS's hybrid character and its rights to future interests.

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23 December 2009: should the Restructuring Plan submitted to the creditors not be approved by two thirds of each creditor committee, the Company will submit an alternative Court-imposed plan in accordance with French commercial code provisions.

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27 January 2010: EGM (First call: 19 January 2010) to be held only if the Restructuring Plan is approved by the creditors’ committees.

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28 January 2010: in case the shareholders reject the required resolutions submitted to the EGM, the Company will submit an alternative Court-imposed plan in accordance with French commercial code provisions.

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February 2010: Expected end of the ‘sauvegarde’ proceeding

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Thomson is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements, including Thomson’s current intentions, beliefs or expectations about its debt restructuring and the timetable for completion of the debt restructuring, and its future results of operations, financial condition, liquidity and prospects, that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties, assumptions and other factors that could cause the timing of Thomson’s debt restructuring or its actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions as well as conditions specific to its debt restructuring and its implementation, including the ability to obtain the necessary regulatory, shareholder and other approvals, many such factors being outside of our control. Detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's public statements and reports (information réglementée) and Thomson’s filings with U.S. Securities and Exchange Commission.

These materials do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in France, in the United States or anywhere else. The securities mentioned herein (the “Securities”) have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”).

The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.  There will be no public offer of the Securities in the United States.

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About Thomson:

Thomson (Euronext Paris: 18453; NYSE: TMS) is a worldwide leader of services to content creators. http://www.thomson.net

Press contacts: 33 (0)1 41 86 53 93

thomsonpressoffice@thomson.net

Investor relations: 33 (0)1 41 86 55 95

investor.relations@thomson.net